Contact

rich@fathom.video

www.linkedin.com/in/rrwhite (LinkedIn)

Top Skills

User Experience

Integration

Start-ups

Richard White

Founder / CEO

San Francisco, California, United States

Experience

Fathom - AI Meeting Assistant

Founder / CEO

September 2020 - Present (3 years 10 months)

I LOVE talking to customers and prospects. But I hate trying to talk and take notes, trying to edit those notes into something understandable, and the inevitable disappointment of sharing those notes with the team and realizing that they don't convey the same impact that hearing something first hand does.

Thus was born Fathom, an app for Zoom that allows you to record and highlight, in real-time, your Zoom meetings so you can write your notes later or skip the notes completely and share clips from your calls with colleagues. Fathom is currently free so check it out and let me know what you think!

UserVoice

16 years 9 months

Chairman Of The Board

August 2020 - Present (3 years 11 months)

Founder, CEO

October 2007 - August 2020 (12 years 11 months)

UserVoice was born out of my frustrations at Kiko (YC S05) of not having an easy way to understand the firehose of feedback I was getting from our users.

It was only supposed to be a side project that scratched my own itch. 13 years later and it's a profitable company that taught me almost everything I know about building products and teams. Along the way, I was fortunate enough to raise $9M from some great people and work alongside even more.

I’m proud of the thousands of companies who we empowered over the years from startups like StackOverflow to enterprise companies like Microsoft. But I’m most proud of the work that we did to make it easier for people to influence the products they use every day including the invention of the “Feedback” tab that can still be seen on the sides of thousands of websites.

SlimTimer.com

Side Project

June 2006 - September 2009 (3 years 4 months)

SlimTimer was first and foremost an experiment in how far I could take a product without any outside help. I did everything from development to design to marketing.

Next, it became a test harness for some of my crazier ideas. The first being a "name your own price" freemium model which was mildly successful and the second being UserVoice which was a little more successful ;)

Finally, it became an experiment in how long I could keep something running for a group of loyal users whom I developed a fondness for. In 2020, after 15 years and 32 million hours logged, I finally shut down the service.

If you're curious what it looked like here's a short eulogy / demo: https://www.youtube.com/watch?v=CeedXS-eZTI

AjaxScaffold & ActiveScaffold

OSS Project Lead

February 2006 - October 2007 (1 year 9 months)

Building web apps is fun but building the backend CRUD interfaces needed to administer them is not.

AjaxScaffold was a Ruby on Rails plugin that made it so you could get well-designed, highly usable CRUD interfaces for any database table with a single line of code.

In its heyday, it was a top 10 open-source Ruby on Rails project that was downloaded over 30K times. Even more importantly it gave me an opportunity to work with a number of great developers who contributed to the project over the years.

Kiko.com (YC S05)

Product Design Lead

October 2005 - July 2006 (10 months)

A single cold email to Justin Kan and Emmett Shear telling them how technically impressive, but poorly designed, their newly launched, web-based calendar app was led to me being the person employed full-time to fix it.

Launched the redesigned Kiko (YC S05) app in 2006 to a number of accolades before we all realized we had no business being in calendaring and selling the company on eBay for $258K (yes, you read that correctly).

Though the business wasn't a success, it launched the most impactful relationships of my life and gave me the inspiration for my most successful business to-date, UserVoice.

Collective Core
Founder
June 2000 - June 2003 (3 years 1 month)

A crappy piece of software that taught me more than all of my college CS classes combined :)

In high school I worked as the IT administrator for a company that installed communications equipment in hospitals. Through this experience I came to learn that most hospitals had their own internal educational TV channels on everything from caring for your newborn to managing your diabetes. I also learned that all of these channels were powered by a backend consisting of lots of VHS players.

I was the sole founder and developer of a, horribly named, company that set out to build a completely digital replacement for those racks of VHS decks.

Our software wasn't great, but it did (mostly) work, and was even installed in a single hospital in eastern North Carolina (and may even be there to this day).

Education

Y Combinator
· (January 2021 - April 2021)

North Carolina State University
BA, Computer Science